FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

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This announcement contains inside information

10 May 2017 07:00 BST

ASTRAZENECA PROVIDES UPDATE ON STRATOS 1 PHASE III TRIAL OF TRALOKINUMAB IN SEVERE, UNCONTROLLED ASTHMA

Tralokinumab did not meet its primary endpoint of a significant reduction in the annual asthma exacerbation rate

Second pivotal Phase III trial STRATOS 2 is ongoing with results expected in second half of 2017

AstraZeneca and MedImmune, its global biologics research and development arm, today announced that tralokinumab, an anti-interleukin-13 (IL-13) human monoclonal antibody, did not meet its primary endpoint of a significant reduction in the annual asthma exacerbation rate (AAER) in the overall population of severe, uncontrolled asthma patients, compared with placebo in STRATOS 1, the first of two pivotal Phase III trials.

In a planned analysis, a clinically-relevant reduction in AAER was observed in a sub-population of patients with an elevated biomarker associated with increased IL-13 activity. This sub-group of patients will now be the focus for the future analysis of STRATOS 2, the second ongoing pivotal Phase III trial.

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer, said: "Severe asthma is a heterogeneous disease with significant unmet needs and we will now await the STRATOS 2 results in the second half of 2017 to explore the potential to treat a sub-group of uncontrolled asthma patients with tralokinumab."

The STRATOS 1 and STRATOS 2 trials evaluate the efficacy and safety of tralokinumab in reducing the rate of asthma exacerbations in adults and adolescents with severe asthma, inadequately controlled despite receiving inhaled corticosteroids (ICS) plus long-acting beta2-agonist (LABA). STRATOS 1 explored the potential to use biomarkers to identify patients with an enhanced response to tralokinumab. STRATOS 2 is designed to validate the biomarker population identified in STRATOS 1.

The safety and tolerability findings in STRATOS 1 were consistent with those observed in previous trials with tralokinumab. A full evaluation of the data is ongoing and the results will be submitted for presentation at a forthcoming medical meeting.

Potential future regulatory submissions for tralokinumab will be dependent on the combined analysis of both STRATOS 1 and STRATOS 2, the two pivotal trials in the ATMOSPHERE clinical programme (see below).

About Severe Asthma
Asthma affects 315 million individuals worldwide1, and up to 10% of asthma patients have severe asthma,2,3 which may be uncontrolled despite high doses of standard-of-care asthma controller medicines and can require the use of chronic oral corticosteroids (OCS)4.

Severe, uncontrolled asthma is debilitating and potentially fatal with patients experiencing frequent exacerbations every year and significant limitations on lung function and quality of life. Severe, uncontrolled asthma has an eight times higher risk of mortality than severe asthma. There is also a significant physical and socio-economic burden of severe asthma with these patients accounting for 50% of asthma-related costs5.

About the ATMOSPHERE Programme
The ATMOSPHERE programme is comprised of 2,298 patients at 571 sites across 27 countries including the pivotal efficacy trials, STRATOS 1 and STRATOS 2, along with the TROPOS, MESOS and Japan Long-Term Safety (LTS) trials.

STRATOS 1 and 2 are Phase III multicentre, randomised, double-blinded, parallel-group, placebo-controlled trials designed to evaluate the efficacy and safety of a regular, subcutaneous administration of tralokinumab for 52 weeks in adult and adolescent patients with severe asthma inadequately controlled despite treatment with ICS plus LABA.

TROPOS is a Phase III multicentre, randomised, double-blinded, parallel-group, placebo-controlled trial for 40 weeks in adult and adolescent patients with severe asthma who require continuous treatment with ICS plus LABA, and chronic treatment with maintenance oral corticosteroid (OCS) therapy.

MESOS is a Phase II multicentre, randomised, double-blinded, parallel group, placebo-controlled trial for 12 weeks in adults with uncontrolled asthma requiring continuous treatment with ICS, with or without other asthma controllers.

Japan LTS is an open-label, multicentre trial to evaluate the safety of tralokinumab for 52 weeks in Japanese adults and adolescents with asthma inadequately controlled on ICS plus LABA.

About Tralokinumab
Tralokinumab is an anti-IL-13 human immunoglobulin-G4 monoclonal antibody that blocks binding and signalling of IL-13 to IL-13 receptors. IL-13 is an important signalling protein that is a key driver in asthma. When IL-13 binds to receptors (IL-13Ra1 and IL-13Ra2) found on cells in the airways, it can lead to inflammation, hypersensitivity and structural changes.

About AstraZeneca in Respiratory Disease
Respiratory disease is one of AstraZeneca's main therapy areas, and we have a growing portfolio of medicines that reached more than 18 million patients in 2016. Our aim is to transform asthma and COPD treatment through inhaled combinations at the core of care, biologics for the unmet needs of specific patient populations, and scientific advancements in disease modification.

We are building on a 40-year heritage in respiratory disease, and our capability in inhalation technology spans both pressurised metered-dose inhalers (pMDIs) and dry-powder inhalers (DPIs), as well as our innovative Co-SuspensionTM Delivery Technology. Our biologics include tralokinumab, benralizumab (anti-eosinophil, anti-IL-5rɑ), which has been accepted for regulatory review in the US, EU and Japan and tezepelumab (anti-TSLP), which successfully achieved its Phase IIb primary endpoint. Our research is focused on addressing underlying disease drivers focusing on the lung epithelium, lung immunity and lung regeneration.

About MedImmune
MedImmune is the global biologics research and development arm of AstraZeneca, a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialization of small molecule and biologic prescription medicines. MedImmune is pioneering innovative research and exploring novel pathways across Oncology, Respiratory, Cardiovascular & Metabolic Diseases, and Infection and Vaccines. The MedImmune headquarters is in Gaithersburg, Md., one of AstraZeneca's three global R&D centres, with additional sites in Cambridge, UK and Mountain View, CA. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

References

1.   To T, Stanojevic S, Moores G et al. Global asthma prevalence in adults: findings from the cross-sectional world health survey. BMC Public Health 2012;12:204.

2.   World Health Organization. Chronic Respiratory Diseases. Global surveillance, prevention and control of chronic respiratory diseases - a comprehensive approach. 2007. Available from: http://www.who.int/gard/publications/GARD%20Book%202007.pdf (Accessed 9 May 2016).

3.   Price D, Fletcher M, van der Molen T. Asthma control and management in 8,000 European patients: the REcognise Asthma and LInk to Symptoms and Experience (REALISE) survey. NPJ Prim Care Respir Med 2014;24:14009.

4.   Adelphi Real World Respiratory Disease Specific Programme. Asthma patient data file. Uncited raw data, cited with permission. Bollington: Adelphi Real World, 2011-2014.

5.   World Allergy Organization (WAO). The management of severe asthma: economic analysis of the cost of treatments for severe asthma. Available from: http://www.worldallergy.org/educational_programs/world_allergy_forum/anaheim2005/blaiss.php. Last accessed May 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 May 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary